Filed Pursuant to Rule 433

Registration No. 333-236683

December 1, 2022

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TÜRKİYE USD 2,000,000,000

9.875% NOTES DUE JANUARY 15, 2028

TO BE CONSOLIDATED AND FORM A SINGLE SERIES WITH THE REPUBLIC

OF TÜRKİYE USD 1,500,000,000 9.875% NOTES DUE JANUARY 15, 2028

ISSUER:	The Republic of Türkiye

SECURITIES:	9.875% Notes due January 15, 2028 (re-opening of existing notes issued on November 15, 2022)

PRICING DATE:	December 1, 2022

ISSUE FORMAT:	Global (SEC Registered) Offering

OUTSTANDING ISSUE SIZE BEFORE RE-OPENING:	USD 1,500,000,000

RE-OPENING AMOUNT OFFERED:	USD 2,000,000,000

OUTSTANDING ISSUE SIZE AFTER RE-OPENING:	USD 3,500,000,000

PRICE TO PUBLIC:	103.460% (plus accrued interest of USD 6.31 Per USD 1,000 principal amount)

TOTAL FEES:	USD 1,400,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD 2,067,800,000.00 (plus accrued interest of USD 12,618,055.56 from November 15, 2022)

RE-OFFER YIELD:	9.000%

COUPON:	9.875% per annum, payable semi-annually on a 30/360 basis

MATURITY DATE:	January 15, 2028

SPREAD TO BENCHMARK US TREASURY:	529.6 bps

BENCHMARK US TREASURY:	UST 3.875% due November 2027

BENCHMARK US TREASURY YIELD:	3.704%

DENOMINATIONS:	USD 200,000 / USD 1,000

INTEREST PAYMENT DATES:	July 15 and January 15 beginning on July 15, 2023 (long first coupon)

CUSIP / ISIN:	900123 DF4/US900123DF45

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of The Republic of Türkiye.

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	BofA Securities, Inc., Goldman Sachs International, J.P. Morgan Securities plc

SETTLEMENT DATE:	Expected December 8, 2022 (T+5) through the book-entry facilities of The Depository Trust Company

MiFID II/UK MiFIR MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free +1-866-471-2526.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/869687/000119312522296353/d426785d424b5.htm

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